March 3, 2017

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel
Assistant Director
 Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street, N.E.
 Washington, D.C. 20549

Re:	MSG Networks Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed August 18, 2016
File No. 001-34434

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 9, 2017 (the “Comment Letter”) sent on behalf of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the MSG Networks Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”).  This letter sets forth the Company’s response to the Staff’s comment contained in the Comment Letter.

We have repeated the Staff’s comment below to facilitate your review.

Item 1.  Business, page 3

Revenue – Affiliation Fee Revenue, page 5

We note that over 90% of your consolidated revenues are attributable to your carriage agreements that are concentrated among four distributors.  To provide investors with greater insight into your future cash flows and revenue streams, provide ranges of expiration dates for your carriage agreements with your most significant distributors.

The Company respectfully submits that the disclosure proposed by the Staff would be competitively harmful to the Company, and such competitive harm would outweigh any benefit such disclosure would provide to investors.

The expiration dates of the Company’s carriage agreements are highly confidential and there is an expectation in the television programming industry that this information will be kept confidential.  In the paragraph cited by the Staff in the Business section of the Company’s 10-K, the Company discloses that its carriage agreements are typically structured as multi-year agreements with staggered expiration dates and generally provide for annual contractual rate increases.  Providing further detail on the expiration dates of the Company’s carriage agreements, such as a specific range of dates, will competitively harm the Company by providing the Company’s distributors and competitors with this highly confidential information.  The Company’s carriage agreements contain explicit confidentiality provisions for this reason among others.

Nonetheless, the Company does provide the disclosure noted above regarding the multi-year nature and staggered expiration dates of its carriage agreements and also discloses, as the Staff notes in its letter, that at least 90% of the Company’s consolidated revenues come from affiliation fees.  The Company also discloses that four customers each accounted for more than 10% of consolidated revenues for the year ended June 30, 2016.  However, if the Company were to disclose, hypothetically, that its largest distributors have agreements which expire over a specific time period, then each of these distributors would have insight into the remaining distributors’ arrangements (since each knows the expiration date of its own affiliate agreement).  This information could be used by those distributors as leverage in their renewal negotiations with the Company.  The Company’s competitors may also seek to use this information to inflict competitive harm upon the Company in competitive negotiations for programming, talent and distribution. For example, the expiration dates of certain distribution agreements could be used by a competitor seeking to outbid the Company for rights to programming and talent or to interfere with the Company’s negotiations for renewal with a distributor.

The Company has reviewed the filings of publicly-held programming companies and notes that none provide expiration dates by significant distributor and only three provide any disclosure about expiration dates (and the disclosure of such three programming companies is not specific to any distributor and is relatively generic in nature).  We would also note that virtually all publicly-held programming companies (including each of the three companies that provide any disclosure regarding carriage agreement expiration dates) have a stable of national programming networks.  Given the fact that expirations for individual networks within such stable of networks may be at varying dates, disclosure regarding a range of expiration dates covering a stable of networks would be much less likely to provide distributors or competitors with any competitive advantage from the disclosure because such disclosure would not be (and in the case of the three companies referred to above, is not) specific to any one network.  The Company, on the other hand, has only two regional programming services (MSG Network and MSG Plus) that are licensed together to each of the Company’s distributors in a single carriage agreement with a single expiration date. The Company’s disclosure regarding the generally multi-year nature and staggered expiration of its carriage agreements is consistent with the disclosure of the vast majority of publicly-held programming companies.

The potential benefit of the disclosure to investors pales in comparison to the competitive harm.  As noted above, the Company already discloses that its carriage agreements are typically multi-year in length and with staggered expiration dates and generally provide for annual contractual rate increases.  Moreover, the Company has long-standing relationships with its distributors and the Company describes the risks to investors relating to renewal of these agreements in a comprehensive and robust manner (e.g., “The Success of Our Business Depends on Affiliation Fees We Receive Under our Affiliation Agreements, the Loss of Which or Renewal of Which on Less Favorable Terms May Have a Material Negative Effect on Our Business and Results of Operations”).  This is a case where the major beneficiary of the proposed disclosure would be the Company’s affiliates and competitors, not its investors.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact John P. Mead at (212) 558-3764.

Sincerely,

/s/ Bret Richter
Bret Richter
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Gregory Dundas
(Securities and Exchange Commission)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)